# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TELUS International (Cda) Inc., CIK 0001825155
CUSIP: 87975H100
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 510 West Georgia Street, Floor 7, Vancouver, British Columbia Canada (A1), V6B 0M3
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000904454-22-000155
Filed by CIK 0001912030

## Reporting persons
- Riel B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 47,819,254; sole dispositive power 0; shared dispositive power 47,819,254; aggregate amount beneficially owned 47,819,254 (39.05% of the class)
  Comment: COMMENT RELATING TO ROWS 6, 8 and 9: Consists of 12,377,857 multiple voting shares ("Multiple Voting Shares") and 35,441,397 subordinate voting shares ("Subordinate Voting Shares") of TELUS International (Cda) Inc. (the "Issuer"). Multiple Voting Shares are convertible into Subordinate Voting Shares of the Issuer on a one-for-one basis at the option of the Reporting Person and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.
  
  COMMENT RELATING TO ROW 11: This percentage is calculated based upon 110,088,448 Subordinate Voting Shares outstanding as of March 21, 2024, as reported in the Issuer's Information Circular dated March 21, 2024 filed as Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on April 15, 2024 (the "2024 Information Circular"), 35,441,397 Subordinate Voting Shares beneficially owned by the Reporting Person and 12,377,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person. In addition, the Issuer reported in the 2024 Information Circular that there were 164,381,876 Multiple Voting Shares outstanding as of March 21, 2024. The Reporting Person, therefore, held 7.53% of the outstanding Multiple Voting Shares, which represents when combined with the Reporting Person's Subordinate Voting Shares, 9.08% of the combined voting power of the Issuer's Multiple Voting Shares and Subordinate Voting Shares, as of March 21, 2024.
- BPEA Private Equity Fund VI, L.P.1 (formerly known as The Baring Asia Private Equity Fund VI, L.P.1): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 47,819,254; sole dispositive power 0; shared dispositive power 47,819,254; aggregate amount beneficially owned 47,819,254 (39.05% of the class)
  Comment: COMMENT RELATING TO ROWS 6, 8 AND 9: Consists of 12,377,857 multiple voting shares ("Multiple Voting Shares") and 35,441,397 subordinate voting shares ("Subordinate Voting Shares") of TELUS International (Cda) Inc. (the "Issuer"). Multiple Voting Shares are convertible into Subordinate Voting Shares of the Issuer on a one-for-one basis at the option of Riel B.V. and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.
  
  COMMENT RELATING TO ROW 11: This percentage is calculated based upon 110,088,448 Subordinate Voting Shares outstanding as of March 21, 2024, as reported in the Issuer's Information Circular dated March 21, 2024 filed as Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on April 15, 2024 (the "2024 Information Circular"), 35,441,397 Subordinate Voting Shares beneficially owned by the Reporting Person and 12,377,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person. In addition, the Issuer reported in the 2024 Information Circular that there were 164,381,876 Multiple Voting Shares outstanding as of March 21, 2024. The Reporting Person, therefore, held 7.53% of the outstanding Multiple Voting Shares, which represents when combined with the Reporting Person's Subordinate Voting Shares, 9.08% of the combined voting power of the Issuer's Multiple Voting Shares and Subordinate Voting Shares, as of March 21, 2024.
- BPEA Private Equity Fund VI, L.P.2 (formerly known as The Baring Asia Private Equity Fund VI, L.P.2): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 47,819,254; sole dispositive power 0; shared dispositive power 47,819,254; aggregate amount beneficially owned 47,819,254 (39.05% of the class)
  Comment: COMMENT RELATING TO ROWS 6, 8 and 9: Consists of 12,377,857 multiple voting shares ("Multiple Voting Shares") and 35,441,397 subordinate voting shares ("Subordinate Voting Shares") of TELUS International (Cda) Inc. (the "Issuer"). Multiple Voting Shares are convertible into Subordinate Voting Shares of the Issuer on a one-for-one basis at the option of Riel B.V. and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.
  
  COMMENT RELATING TO ROW 11: This percentage is calculated based upon 110,088,448 Subordinate Voting Shares outstanding as of March 21, 2024, as reported in the Issuer's Information Circular dated March 21, 2024 filed as Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on April 15, 2024 (the "2024 Information Circular"), 35,441,397 Subordinate Voting Shares beneficially owned by the Reporting Person and 12,377,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person. In addition, the Issuer reported in the 2024 Information Circular that there were 164,381,876 Multiple Voting Shares outstanding as of March 21, 2024. The Reporting Person, therefore, held 7.53% of the outstanding Multiple Voting Shares, which represents when combined with the Reporting Person's Subordinate Voting Shares, 9.08% of the combined voting power of the Issuer's Multiple Voting Shares and Subordinate Voting Shares, as of March 21, 2024.
- BPEA Private Equity GP VI, L.P. (formerly known as Baring Private Equity Asia GP VI, L.P.): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 47,819,254; sole dispositive power 0; shared dispositive power 47,819,254; aggregate amount beneficially owned 47,819,254 (39.05% of the class)
  Comment: COMMENT RELATING TO ROWS 6, 8 and 9: Consists of 12,377,857 multiple voting shares ("Multiple Voting Shares") and 35,441,397 subordinate voting shares ("Subordinate Voting Shares") of TELUS International (Cda) Inc. (the "Issuer"). Multiple Voting Shares are convertible into Subordinate Voting Shares of the Issuer on a one-for-one basis at the option of Riel B.V. and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.
  
  COMMENT RELATING TO ROW 11: This percentage is calculated based upon 110,088,448 Subordinate Voting Shares outstanding as of March 21, 2024, as reported in the Issuer's Information Circular dated March 21, 2024 filed as Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on April 15, 2024 (the "2024 Information Circular"), 35,441,397 Subordinate Voting Shares beneficially owned by the Reporting Person and 12,377,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person. In addition, the Issuer reported in the 2024 Information Circular that there were 164,381,876 Multiple Voting Shares outstanding as of March 21, 2024. The Reporting Person, therefore, held 7.53% of the outstanding Multiple Voting Shares, which represents when combined with the Reporting Person's Subordinate Voting Shares, 9.08% of the combined voting power of the Issuer's Multiple Voting Shares and Subordinate Voting Shares, as of March 21, 2024.
- BPEA Private Equity GP VI Limited (formerly known as Baring Private Equity Asia GP VI Limited): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 47,819,254; sole dispositive power 0; shared dispositive power 47,819,254; aggregate amount beneficially owned 47,819,254 (39.05% of the class)
  Comment: COMMENT RELATING TO ROWS 6, 8 and 9: Consists of 12,377,857 multiple voting shares ("Multiple Voting Shares") and 35,441,397 subordinate voting shares ("Subordinate Voting Shares") of TELUS International (Cda) Inc. (the "Issuer"). Multiple Voting Shares are convertible into Subordinate Voting Shares of the Issuer on a one-for-one basis at the option of Riel B.V. and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.
  
  COMMENT RELATING TO ROW 11: This percentage is calculated based upon 110,088,448 Subordinate Voting Shares outstanding as of March 21, 2024, as reported in the Issuer's Information Circular dated March 21, 2024 filed as Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on April 15, 2024 (the "2024 Information Circular"), 35,441,397 Subordinate Voting Shares beneficially owned by the Reporting Person and 12,377,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person. In addition, the Issuer reported in the 2024 Information Circular that there were 164,381,876 Multiple Voting Shares outstanding as of March 21, 2024. The Reporting Person, therefore, held 7.53% of the outstanding Multiple Voting Shares, which represents when combined with the Reporting Person's Subordinate Voting Shares, 9.08% of the combined voting power of the Issuer's Multiple Voting Shares and Subordinate Voting Shares, as of March 21, 2024.

## Item 1. Issuer
Name of issuer: TELUS International (Cda) Inc.
Address of issuer's principal executive offices: 510 West Georgia Street, Floor 7, Vancouver, British Columbia V6B 0M3, Canada

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter referred to as a "Reporting Person." This statement is filed on behalf of:

(1) Riel B.V.
(2) BPEA Private Equity Fund VI, L.P.1 (formerly known as The Baring Asia Private Equity Fund VI, L.P.1) ("Fund VI1")
(3) BPEA Private Equity Fund VI, L.P.2 (formerly known as The Baring Asia Private Equity Fund VI, L.P.2) ("Fund VI2")
(4) BPEA Private Equity GP VI, L.P. (formerly known as Baring Private Equity Asia GP VI, L.P.) ("Fund VI GP")
(5) BPEA Private Equity GP VI Limited (formerly known as Baring Private Equity Asia GP VI Limited) ("Fund VI Limited")

The relationships among the Reporting Persons are described in Item 4 of this statement. The Joint Filing Agreement among the Reporting Persons is incorporated by reference to Exhibit 1 to the Schedule 13G filed by those persons on February 17, 2022.
Address of principal business office or, if none, residence: The principal business address of the Riel B.V. is Jupiter Building, Herikerbergweg 88, 1101 CM Amsterdam, The Netherlands. The principal business address of Fund VI1, Fund VI2, Fund VI GP and Fund VI Limited is 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.
Citizenship: Please refer to Row 4 of the cover sheet for the Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to Row 9 on the attached cover page.
Percent of class: See the response to Row 11 on the attached cover page.
Sole power to vote or to direct the vote: See the response to Row 5 on the attached cover page.
Shared power to vote or to direct the vote: See the response to Row 6 on the attached cover page.
Sole power to dispose or to direct the disposition: See the response to Row 7 on the attached cover page.
Shared power to dispose or to direct the disposition:
See the response to Row 8 on the attached cover page.
Riel B.V. is indirectly and wholly-owned by Fund VI1, Fund VI2 and certain of its affiliates. The general partner of Fund VI and Fund VI2 is Fund VI GP. The general partner of Fund VI GP is Fund VI Limited.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Riel B.V.: /s/ Ronald Posthumus, Ronald Posthumus, Director (02/14/2025)
- Riel B.V.: /s/ Ronald Posthumus, Ronald Posthumus (Director) on behalf of Vistra Management Services (Netherlands) B.V. (02/14/2025)
- Riel B.V.: /s/ W.E.G. Buijze, W.E.G. Buijze (Proxyholder B) on behalf of Vistra Management Services (Netherlands) B.V. (02/14/2025)
- BPEA Private Equity Fund VI, L.P.1 (formerly known as The Baring Asia Private Equity Fund VI, L.P.1): /s/ Stefan van Oorschot, Stefan van Oorschot, Director of BPEA Private Equity GP VI Limited, acts as the general partner of BPEA Private Equity GP VI, L.P. (02/14/2025)
- BPEA Private Equity Fund VI, L.P.2 (formerly known as The Baring Asia Private Equity Fund VI, L.P.2): /s/ Stefan van Oorschot, Stefan van Oorschot, Director of BPEA Private Equity GP VI Limited, acts as the general partner of BPEA Private Equity GP VI, L.P. (02/14/2025)
- BPEA Private Equity GP VI, L.P. (formerly known as Baring Private Equity Asia GP VI, L.P.): /s/ Stefan van Oorschot, Stefan van Oorschot, Director of BPEA Private Equity GP VI Limited, acts as the general partner of BPEA Private Equity GP VI, L.P. (02/14/2025)
- BPEA Private Equity GP VI Limited (formerly known as Baring Private Equity Asia GP VI Limited): /s/ Stefan van Oorschot, Stefan van Oorschot, Director (02/14/2025)